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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   SCHEDULE TO


            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of The Securities Exchange Act of 1934

                                (Final Amendment)

               COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC
                                (Name of Issuer)

               COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC
                       (Name of Filing Person(s) (Issuer))

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                Kevin Connaughton
                          c/o Columbia Management Group
                               100 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 434-2200


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))


                                 With a copy to:
                               John M. Loder, Esq.
                                Ropes & Gray LLP
                             One International Place
                           Boston, Massachusetts 02110
                                 (617) 951-7000


                               September 22, 2004
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)


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                            CALCULATION OF FILING FEE
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
Transaction Valuation: $30,000,000 (a)   Amount of Filing Fee: $3,801 (b)
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(a)  Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)  Calculated at $126.70 per $1,000,000 of the Transaction Valuation.

/x/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $3,801
     Form or Registration No.: Schedule TO-I, Registration No. 005-79243 Filing Party: COLUMBIA MANAGEMENT MULTI-STRATEGY HEDGE FUND, LLC Date Filed: September 22, 2004

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1.

/x/ issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /x/


This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on September 22, 2004 by Columbia Management Multi-Strategy Hedge Fund, LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase limited liability company interests ("Interests") in the Fund in an amount up to $30,000,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on September 22, 2004.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The information in this final amendment about the results of the Offer corrects and supersedes the information in the final amendment to the Statement filed with the Securities and Exchange Commission on November 4, 2004. The following information is furnished pursuant to Rule 13e-4(c)(4):

     1. Holders of Interests in the Fund ("Investors") that desired to tender an Interest, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Time, on October 22, 2004.

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     2.   As of October 22, 2004, 27 Investors validly tendered Interests, or portions thereof, in an aggregate amount of $6,276,637.47 and did not withdraw such tenders prior to the expiration of the Offer. These validly tendered Interests and portions of Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

     3. The net asset value of the Interests and the portions of Interests tendered pursuant to the Offer was calculated as of September 30, 2004.

     4. The payment of the purchase price of the Interests, or the portions of Interests, tendered was made in the form of a promissory note issued on October 22, 2004 to each Investor whose tender was accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes will be held by PFPC Inc., the Fund's administrator, on behalf of such Investors, in accordance with the terms of the Offer. Pursuant to each promissory note issued to an Investor that tendered its entire Interest, the Fund will pay to such Investor (i) an initial payment of 90% of the unaudited net asset value of the Interest tendered and accepted for purchase as of December 31, 2004, and (ii) a contingent payment representing the balance of the purchase price, plus interest, if any, earned by the Fund on such amount. A cash payment in the amount of the initial payment will be wire transferred to the account designated by such Investor in its Letter of Transmittal no later than February 4, 2005, unless the Valuation Date of the Interests has changed, or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested, in accordance with the terms of the Offer. The contingent payment, if any, will be paid to such Investor within 120 days after the Valuation Date or such earlier date as the Fund's Board of Directors may determine, according to the terms of the Offer. Pursuant to each promissory note issued to an Investor that tendered a portion of its Interest, the Fund will pay to such Investor 100% of the purchase price based on the unaudited net asset value of the portion of the Interest tendered and accepted for purchase as of December 31, 2004, in accordance with the terms of the Offer. A cash payment in this amount will be wire transferred to the account designated by such Investor in its Letter of Transmittal no later than February 4, 2005, unless the Valuation Date of the Interests has changed, or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested, and provided that such Investor's account retains the required minimum balance, in accordance with the terms of the Offer.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  COLUMBIA MANAGEMENT
                                  MULTI-STRATEGY HEDGE FUND, LLC


                                  By:
                                  ------------------------------------
                                  Name: Kevin Connaughton
                                  Title: President

Dated:  November 24, 2004

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